UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

STARTENGINE CROWDFUNDING, INC.

(Exact name of issuer as specified in its charter)

Delaware	46-5371570
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

8687 Melrose Ave, 7th Floor (Green Building) West Hollywood, CA	90069
(Address of principal executive offices)	(Zip code)

(800) 317-2200

(Registrant’s telephone number, including area code)

Common Shares and Series T Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “StartEngine”, “we”, “us”, “our”, or “the company” refers to StartEngine Crowdfunding, Inc. and our subsidiaries on a consolidated basis. The terms “StartEngine Capital” or “funding portal” refers to StartEngine Capital LLC, the terms “StartEngine Secure” or “our transfer agent” refer to StartEngine Secure LLC, and the terms “StartEngine Primary” or “our broker-dealer” refer to StartEngine Primary LLC.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

SUMMARY

StartEngine Crowdfunding, Inc. aims to revolutionize how startups and small businesses raise capital. We provide an online electronic platform that connects small and medium-sized businesses seeking capital with investors. Online investment by large numbers of investors in comparatively small amounts is often called crowdfunding.

Nearly six million small businesses are organized in the United States according to the U.S. Census Bureau. Most of these companies are in need of capital, exacerbated by current events, and they are having difficulty finding it. Banks are reluctant to lend to small and risky companies. Venture capital funds flow to high growth-potential companies whose founders fit a particular profile in terms of education, age, gender and ethnicity. Founders who do not fit this profile risk their life savings to fund their companies and help them grow.

The JOBS Act, signed by President Obama in 2012, is intended to help solve the funding problems that early-stage and small companies encounter, by giving them access to a completely new source of funds: their friends and families, customers, fans and believers. In turn, those potential investors get the chance to invest in a company, team or idea they believe in, however uncertain eventual success might be.

StartEngine helps companies conduct crowdfunding offerings under the JOBS Act. StartEngine Primary operates under Titles II and IV of the JOBS Act. Title II of the JOBS Act permitted companies to advertise offerings of securities on the internet while selling only to accredited investors. Title IV amended Regulation A under the Securities Act, allowing private companies to advertise the sale of securities to both accredited and non-accredited investors. Our wholly-owned subsidiary, StartEngine Capital, operates under Title III of the JOBS Act, which added Regulation Crowdfunding to the funding options for small companies.

We currently facilitate capital-raising under three different exemptions from registration under the Securities Act, all made possible by the JOBS Act:

•	Title II of the JOBS Act led to Rule 506(c) of Regulation D under the Securities Act. Since September 23, 2013, start-ups have been able to broadly solicit potential investors for their offerings, including presenting their offerings on online platforms, such as ours, to sell securities in their company. Investors under this rule are required to be accredited investors, meaning they meet certain income and net worth thresholds.

•	Title III of the JOBS Act allowed for the adoption of Regulation Crowdfunding. Under Regulation Crowdfunding, companies can raise slightly over $1 million a year from accredited and non-accredited investors. Since the regulation went into effect on May 16, 2016, we have been facilitating these transactions through our wholly owned subsidiary, StartEngine Capital, which is a funding portal registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”).

•	Title IV of the JOBS Act required changes to improve Regulation A. Under the amendments to Regulation A, which went into effect on June 19, 2015, companies can raise up to $50 million a year from accredited and non-accredited investors. Since our wholly-owned subsidiary, StartEngine Primary became a registered broker-dealer in June 2019, we have been facilitating Regulation A offerings for other companies through StartEngine Primary.

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In addition, companies may also utilize our technology platform to sell securities in offerings made outside the United States in reliance on Regulation S under the Securities Act.

We launched our crowdfunding operations in June 2015, as Regulation A went into effect. Elio Motors’ equity crowdfunding offering, hosted on our site, eventually raised $16,917,576 from 6,345 investors. As of December 31, 2019, we have hosted the Regulation A offerings of 24 companies, including two for StartEngine itself. Regulation Crowdfunding went into effect on May 16, 2016 and as of December 31, 2019 we have acted as intermediary for offerings by 561 companies. As of December 31, 2019, companies on our platform have raised a total of $115.6 million from all offering types. Our subsidiary StartEngine Secure began offering transfer agent services and became a registered transfer agent in 2017. As of December 31, 2019, we provide services for 248 companies, and we anticipate that StartEngine Secure will be an important part of our operations in the future.

StartEngine was founded by Howard Marks and Ron Miller. Howard Marks is Chief Executive Officer (“CEO”). Howard founded StartEngine with the mission of helping entrepreneurs achieve their dreams. Howard was the founder and CEO of Acclaim Games, a publisher of online games that is now part of The Walt Disney Company. Before Acclaim, Howard was Chairman of Activision Studios from 1991 until 1997. As a former Board Member, and Executive Vice-President of video game giant Activision, he and a partner took control in 1991 and turned the ailing company into the video game industry leader. As a games industry expert, Howard built one of the largest and most successful games studios in the industry, selling millions of games. He started StartEngine, an unrelated entity, in 2011 as the first startup accelerator in Los Angeles with the goal of helping to make Los Angeles a technology city. After investing in over 60 companies, Howard realized the difficulties entrepreneurs had with raising capital from angel investors and venture capitalists. With the advent of the JOBS Act, Howard realized he could help thousands of entrepreneurs by creating a new company focused on implementing the equity crowdfunding rules. Thus, StartEngine Crowdfunding, Inc. was born in March 2014. Howard is the 2015 "Treasure of Los Angeles" award recipient for his work to transform Los Angeles into a leading technology city, and is a member of Mayor Eric Garcetti's technology council.

Ron Miller is the chairman and cofounder of StartEngine. When Howard and Ron initially met in the fall of 2013, they recognized that the JOBS Act represented the greatest advancement for entrepreneurship in a generation. From direct experience as entrepreneurs, they recognized that the key to bringing new technologies and innovations to market required capital that is not readily available. As a serial start-up entrepreneur, Ron immediately went into action to advocate for SEC rulemaking to give life to the JOBS Act, raise the initial capital and built a leadership team to drive the sales and marketing plan to help StartEngine establish a leading position in the market.

Prior to StartEngine, Ron founded, built and sold five companies through management buyouts, private equity, private investors, and public markets. He was also nominated as a four-time Inc. 500/5000 award recipient and was an Ernst & Young entrepreneur of the year award finalist. As Chairman, Ron brings his deep experience as a leader and strategist to the company.

THE COMPANY’S BUSINESS

StartEngine Crowdsourcing Inc. was incorporated in the State of Delaware on March 19, 2014. On May 8, 2014, the company changed its name to StartEngine Crowdfunding, Inc.

StartEngine aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Crowdfunding operates under Title IV of the JOBS Act, allowing private companies to advertise the sale of their stock to both accredited and non-accredited investors under Regulation A, and under Title II of the JOBS Act, which permits offerings to accredited investors to be advertised under Rule 506(c) of Regulation D. StartEngine is in the process of expanding the breadth of its offerings in order to better serve its mission. Beginning in December 2017, StartEngine began offering transfer agent services through one of its subsidiaries. In June 2019, StartEngine Primary LLC was approved for membership as a broker-dealer with FINRA. The company is now in the process of implementing the services described in “The Company’s Business – Services under Development”. Specifically, StartEngine Primary now offers broker-dealer services to companies selling securities in Regulation A, Regulation Crowdfunding and Regulation D offerings and is working toward adding an alternative trading system to the scope of its offerings.

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StartEngine Crowdfunding has three wholly owned subsidiaries:

•	StartEngine Capital LLC (“StartEngine Capital”), a funding portal registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”), operates under Title III of the JOBS Act, which introduced Regulation Crowdfunding,

•	StartEngine Secure LLC (“StartEngine Secure”), a transfer agent registered with the SEC that was formed on December 12, 2017, and

•	StartEngine Primary LLC (“StartEngine Primary”), a company formed on October 12, 2017, a registered broker-dealer, which has just been approved to act as an alternative trading system.

Principal Products and Services

Depending on the type of offering being made, we currently operate as a technology platform connecting issuers and investors and as a Regulation Crowdfunding funding portal. We facilitate the following types of offerings that are exempt from registration under the Securities Act:

•	Regulation A Offerings: Through StartEngine Primary we generally host Regulation A Offerings or Large Online Public Offerings (“Large OPOs”) on our platform. These companies are seeking to raise anywhere from $100,000 to $50,000,000 and we provide an array of services, including assisting with due diligence, custodial accounts and coordinating vendors.

•	Regulation Crowdfunding Offerings: Through StartEngine Capital, our funding portal registered with the SEC and FINRA, we host Regulation Crowdfunding or Small Online Public Offerings (“Small OPOs”). These companies are seeking to raise anywhere from $10,000 to $1,070,000, and we also provide an array of services permitted by Regulation Crowdfunding, including campaign page design services, marketing consulting services, assisting with due diligence, custodial accounts, and coordinating vendors.

•	Rule 506(c) Offerings: Through StartEngine Crowdfunding, we host offerings under Rule 506(c) of Regulation D or “Select Public Offerings.” Accredited investors are allowed to invest in these offerings and we host these offerings either on a stand-alone basis or concurrently with a Regulation Crowdfunding offering. Under Rule 506(c), companies can use general solicitation to attract investors and there is no limit to the amount of money that can be raised. Therefore, companies engaged in a concurrent Regulation Crowdfunding offering can also raise additional funds from accredited investors providing they comply with the requirements of each exemption.

Through our wholly owned subsidiary, StartEngine Secure, we offer transfer agent services. These services include tracking each investor’s account information and the amount of securities purchased and date purchased.  We began offering transfer agent services in May 2017 to all of our clients and became a registered transfer agent in November 2017. Revenues from this service were first recognized in January 2018. Our goal is to provide a seamless service to our client companies. Our intent is for our transfer agent to have agreements with our various entities to allow it to collect information on investors and their investments through an API (application programming interface). Therefore, when a company raises money on StartEngine, our transfer agent will be notified and sent the investor information and the investment details.  The transfer agent will then capture this information into its redundant and secure database hosted in the cloud and encrypt for security purposes.

We offer marketing services branded under the name “StartEngine Premium”. For an additional fee, our team will support companies with the design of their campaign pages, provide a designated account consultant to guide a company throughout the campaign creation process, and assist a company in developing a marketing strategy based on best practices and analytics from previous successful campaigns. This service first generated revenues in May 2017. Our funding portal now also offers digital advertising services branded under the name “StartEngine Promote”. These services are aimed at improving the success of Regulation Crowdfunding campaigns through paid advertising. For a percentage of the net investments attributable to advertisements placed by StartEngine, our team will support companies with the creative design, purchase, and optimization of advertising across, but not limited to, Facebook, Instagram, Linkedin, Twitter, and Google Adwords. This service first generated revenues in May 2018. In addition, we also offer a full-service product for our clients using Regulation Crowdfunding where, for an increase in the commission charged, we will hire consultants to assist with all areas of a campaign, including due diligence, compliance and internal accounting services.

We strive to ever increase the services offered to our clients. We recently expanded the scope of our offerings to include broker-dealer services and are in the process of creating an alternative trading system. Both of these services are executed through our subsidiary, StartEngine Primary. We intend that the alternative trading system will be branded StartEngine Secondary.

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StartEngine Primary: By adding broker-dealer services to the mix of our offerings, we are able to take a more active role in the promotion and sale of securities in Regulation A, Regulation CF and Regulation D offerings hosted on our platforms. Further, we will be able to facilitate the trades that will occur on StartEngine Secondary, once it is operational. To further this goal, StartEngine Primary received approval for a range of business lines to allow for us to act as the broker-dealer for the private placements of securities (which includes securities sold under Regulation D), to effect transfers and sales on StartEngine Secondary, and to be able to receive referral fees and commissions for sales of securities. Our broker-dealer registration became effective in June 2019. We estimate that our annual costs related to the operations of the broker-dealer will be approximately $500,000, which also cover the services of our Chief Compliance Officer and additional legal costs.

Service under Development

StartEngine Secondary: The goal of the StartEngine Secondary platform will be to increase liquidity for shares sold in Regulation A, Regulation Crowdfunding and Regulation D offerings. We intend to facilitate the transfer and sale of these shares by creating an alternative trading system to allow for secondary trades. Sales of shares sold under Regulation A on the StartEngine platform will be permitted immediately, while holders of shares sold under Regulation Crowdfunding and Regulation D will need to wait one year in order to comply with the transfer restrictions to participate on the platform. We recently received the necessary regulatory approvals to act as an alternative trading system. We anticipate no additional costs for building the trading system as we are using existing technology resources within the company. Once the trading platform is registered, we anticipate that the additional legal, compliance and surveillance costs will be an additional estimated $250,000 during the first year of operations. These costs are in addition to those spent for StartEngine Primary.

Ancillary Services: We are in the process of developing an array of ancillary services to assist the companies listing on our platforms. As these are in the development phase, there is no assurance that these services will be developed. These services may include an expansion of marketing services, StartEngine Premium, see “Principal Products and Services” above. Further, we are developing services to assist our clients after the completion of their campaigns. Some of the services that we intend to develop include tools for the companies to communicate with their investors, assistance with annual reports and on-going compliance, and a variety of marketing tools so that companies can continue to increase their brand awareness and monitor their progress with their investors. We do not anticipate additional costs for building these ancillary services as we intend to continue to use the existing resources within the company.

Support Services

Our company is focused on our core competencies and therefore we surround ourselves with third party companies who help us accomplish our non-core tasks.

We rely on the following companies for outsourced services:

•	Fund America: Transaction management

•	Amazon AWS: Cloud hosting

•	Google Business: Cloud email and applications

Market

Regulation A

Amended Regulation A, popularly known as “Regulation A+,” became effective June 19, 2015. The SEC published an analysis after its first 16 months in November 2016, and reported that it qualified approximately 81 offerings seeking up to $1.5 billion. During this period, $190 million had been reported as raised. The SEC’s report came to the conclusion that this is a “potentially viable public offering on-ramp for smaller issuers.” According to the SEC, the size of the Regulation A market was approximately $800 million for the period from July 1, 2018 to June 30, 2019.

As of December 31, 2019, we have hosted the Regulation A offerings of 24 companies, who have raised a total of $49.7 million on our platforms. We believe the market for Regulation A will continue to grow as more companies become aware of the ability to raise capital through crowdfunding platforms. Because it permits a maximum raise of $50 million each 12 months, we believe this rule is well suited for small and midsize businesses. We have seen the demand increase significantly between 2018 and 2019. We hosted one company in 2018 and nine companies in 2019. The recent legislative change to permit SEC-reporting companies to make offerings in reliance on Regulation A should expand the potential market for our services to small public companies. We expect to continue to increase the number of companies who list their offerings on our platform, although we are likely to encounter competition from other platforms and from companies who seek to raise funds online without using a platform. Further, gaining broker-dealer capabilities will enable us to increase the scope of services offered to our clients.

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Regulation Crowdfunding

Since its launch on May 16, 2016, we estimate that as of December 31, 2019, 304 companies have raised over $57.5 million on StartEngine. According to the SEC, the size of the Regulation CF market was approximately $54 million for the period from July 1, 2018 to June 30, 2019.

We believe Regulation Crowdfunding will continue to grow year over year as more startup companies become aware of this funding method and view Regulation Crowdfunding as a viable fundraising option. We have seen the demand increase significantly between 2018 and 2019. Regulation Crowdfunding makes it relatively inexpensive to make an offering of securities: legal, compliance and accounting costs can be less than $10,000, and offering costs can be even cheaper for companies who prepare the documentation internally. With a current maximum raise of $1,070,000 per year, we believe that this funding method is perfect for early-stage companies.

We are working to increase awareness of the benefits of Regulation Crowdfunding through a lead generation program that includes advertising on social media, email marketing and other marketing support. We mainly focus on start-ups; however, our outreach will also include some companies further along in their development. We have and plan to continue to educate the market through the content we write and publish on our blog as well as being guest authors on other popular blogs.

Rule 506(c)

According to the SEC, the private placement market, and specifically the Regulation D market (mainly comprising Rule 506(b), Rule  504, and Rule 506(c) offerings), was approximately $1.87 trillion market for the period from July 1, 2018 to June 30, 2019. Of the Rule 506(b) and Rule 506(c) market, approximately 11% of those offerings ($210 billion) were under Rule 506(c) of Regulation D and approximately 14% of those offerings ($270 billion) were under Rule 504. The vast majority of the sales were through Rule 506(b), which does not allow for general solicitation and allows for some non-accredited investors as well as less stringent requirements for verifying accredited status. Based on this information, we believe there is large potential market for online sales under Rule 506(c).

Rule 506(c) offerings are an inexpensive way to raise capital from accredited investors with a low cost of entry. We estimate it can cost under $10,000 to prepare an offering under Rule 506(c). There is no limitation on the amount raised, which makes this rule attractive to companies who just completed a Regulation Crowdfunding offering or are planning a Regulation A campaign in the near future. This exemption can be used together with Regulation A and Regulation Crowdfunding. For Regulation Crowdfunding offerings, this exemption provides companies an opportunity to extend an offering beyond Regulation Crowdfunding once the maximum $1,070,000 has been reached. For Regulation A offerings, this exemption can be used as a fundraising option prior to the launch of the offering, because of the time it takes to get a Regulation A offering qualified. Currently, this represents only a small part of our overall business.

Transfer Agent

The exemptions provided by Regulation A and Regulation CF include conditional exemptions from the registration requirements of the Securities Exchange Act of 1934. One of the conditions is that should the number of a company’s securityholders and/or the value of a company’s assets exceed a certain threshold, a company needs to use a registered transfer agent to avoid the requirement that the company become a fully-registered company with the SEC - an expensive proposition for many of these small companies. Therefore, the market for our transfer agent services includes all companies that have previously raised funds through Regulation A and Regulation CF offerings. Currently, we mainly market our services to our current clients.

StartEngine Secondary

We believe that a portion of the owners of securities purchased under Regulation A, Regulation D and Regulation Crowdfunding will be interested in selling their securities to prospective buyers. There is no viable marketplace today for these securityholders to sell their securities unless the company seeks a quotation on an over-the-counter marketplace. Companies who use Tier 1 of Regulation A or Regulation Crowdfunding do not qualify for quotation on the leading over-the-counter marketplace. Further even if a company qualifies for that market, which would include issuers using Tier 2 of Regulation A, the listing requirements are expensive. We believe StartEngine Secondary has the potential for success because there is currently no marketplace for these securities.

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Registered User Base

As of December 31, 2019, we have 226,494 registered users. Of these, 73,155 have made investments on our platform. We are seeing week-over-week growth in registered users and expect to register more users as we add more companies to our platform.

Competition

With respect to offerings made under Regulation Crowdfunding, we compete with other intermediaries, including brokers and funding portals such as WeFunder, NextSeed, SeedInvest, Republic and MicroVentures.

With respect to offerings under Regulation A, we compete with other platforms, hosting services and broker-dealers. Some of our competitors include: SeedInvest, CrowdEngine and Wefunder.

With respect to offerings under Rule 506(c), or online offerings made under Regulation D (which includes non-solicited offerings), we compete with platforms such as Crowdfunder, AngelList, EquityNet, SeedInvest, FundersClub and Fundable.

With respect to our transfer agent, we compete with transfer agents such as Computershare and VStock Transfer.

Strategy

Our Mission: help entrepreneurs achieve their dreams.

Our Strategy: We provide technology to allow the general public to invest in entrepreneurs.

Our Advantages

We believe that StartEngine is one of the leaders in the global crowdfunding nation. We aim to facilitate financial ignition of innovative companies led by determined, intelligent entrepreneurs who have the energy and talent to start and grow successful companies.

We harness the power and wisdom of “The Crowd” through the internet to release entrepreneurial creativity, thereby creating jobs, economic efficiency and ultimately economic growth. We believe we not only help entrepreneurs raise capital to start and grow their businesses, but we also help them build armies of committed, long-term brand ambassadors who, as investors, promote their companies to their friends, families and colleagues.

As one of the first movers in the equity crowdfunding industry, we are active in crowdfunding legal and regulatory affairs. Our position allows us to collaborate to establish industry-wide best practices and to improve the quality of listings. We believe our backend operating systems are highly efficient. Each function operates through documented procedures to ensure consistent, quality results. Knowing what it takes to successfully grow a company, we try to keep operating expenses to a minimum.

We believe that StartEngine’s key asset is its team members. We are a group of talented people who have come together to democratize finance and investment in startup and growth companies. The hallmark of the company is talented, respectful, enthusiastic and entrepreneurial people who understand and operate on the principles of dignity and respect.

Our mission is to help entrepreneurs achieve their dreams. Our objective is that by 2029, we will facilitate funding of $10 billion for companies.

Research and Development

StartEngine invested approximately $749,630 in 2019 and $751,233 in 2018 in research and development, product development, and maintenance.

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Employees

As of December 31, 2019 we had 21 employees working out of West Hollywood, California.  As of April 27, 2020, we currently have 29 employees.  We also work with a large number of contractors for user-experience design, security controls, and testing, services and marketing.

Regulation

Having platforms that host Regulation A, Regulation Crowdfunding and Regulation D offerings, we are required to comply with a variety of state and federal securities laws as well as the requirements of FINRA, a national securities association of which our funding portal subsidiary is a member. Further, as a registered transfer agent, we are required to comply with a variety of state and federal securities laws and laws that govern transfer agents, as well as laws aimed at preventing fraud, tax evasion and money laundering

Regulation Crowdfunding

In order to act as an intermediary under Regulation Crowdfunding, our subsidiary is registered as a funding portal with the SEC and became a member of FINRA. In the future, we may be subject to additional rules issued by other regulators, such as the money-laundering rules proposed by FinCEN.

SEC Requirements

As a funding portal, our subsidiary is prohibited from engaging in certain activities in order not to be regulated as a full-service broker-dealer. These activities are set out in Section 4(a)(6) of the Securities Act and in Regulation Crowdfunding. We have accordingly established internal processes to ensure that our subsidiary as well as its agents and affiliates do not engage in activities that funding portals are not permitted to undertake, including:

•	Providing investment advice or recommendations to investors for securities displayed on our platform;

•	Soliciting purchases, sales or offers to buy securities displayed on our platform;

•	Compensating employees, agents or other persons for solicitation or for the sale of securities displayed or listed on our platform; or

•	Holding, managing, processing or otherwise handling investors’ funds or securities.

In addition, our funding portal has certain affirmative requirements that it is required to comply with to maintain its status. These affirmative obligations include:

•	Providing a communications channel to allow issuers to communicate with investors;

•	Having due diligence and compliance protocols and requirements in place so that the company has a “reasonable basis” to believe that

○	its issuers are in compliance with securities laws, have established means to keep accurate records of the securities offered and sold, and that none of their covered persons (e.g., officers, directors and certain beneficial owners) are “bad actors” and therefore disqualified from participating in the offering;

○	its issuers and offerings do not present the potential for fraud or otherwise raise concerns about investor protection; and

○	its investors do not invest more than they are allowed to invest under the limitations set out in Regulation Crowdfunding; and

We are also required to set up protocols regarding payment procedures and recordkeeping.

FINRA Rules

As a member of FINRA, our funding portal is subject to their supervisory authority and is required to comply with FINRA’s portal requirements. Some of those rules are also applicable to the company as an entity associated with the portal. These requirements include rules regarding conduct, compliance and codes of procedure. For instance, FINRA’s compliance rules require timely reporting of specified events, such as complaints and certain litigation against the portal or its associated persons as well as the provision of the portal’s annual financials prepared on a U.S. GAAP basis. In addition, under the conduct rules, the portal is required to conduct its business in accordance with high standards of commercial honor and just and equitable principles of trade, is limited to certain types of communications with investors and issuers, and is prohibited from using manipulative, deceptive and other fraudulent devices.

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Liability

Under Section 4A(c) of the Securities Act, an issuer, including its officers and directors, may be liable to the purchaser of its securities in a transaction made under Section 4(a)(6) if the issuer makes an untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements, in light of the circumstances under which there were made, not misleading; provided, however, that the purchaser does not know of the untruth or omission, and the issuer is unable to prove that it did not know, and in the exercise of reasonable care could not have known, of the untruth or omission.

Though not explicitly stated in the statute, this section may extend liability to funding portals, and the SEC has stated that, depending on the facts and circumstances, portals may be liable for misleading statements made by issuers. However, funding portals would likely have a “reasonable care” due diligence defense. “Reasonable care” would include establishing policies and procedures that are reasonably designed to achieve compliance with the requirements of Regulation Crowdfunding, including conducting a review of the issuer’s offering documents before posting them to the platform to evaluate whether they contain materially false or misleading information. We have designed our internal processes and procedures with a view to establishing this defense, should the need arise.

Further, we may also face liability from existing anti-fraud rules and statutes under the securities laws. For instance, under Section 9(a)(4) of the Exchange Act anyone who "willfully participates" in an offering could be liable for false or misleading statements made to induce a securities transaction.

In addition, FINRA imposes liability for certain conduct, including violations of commercial honor and just and equitable principles of trade and acts using manipulative, deceptive and other fraudulent devices.

Regulation A and Regulation D

Broker-Dealer Regulations

Our subsidiary, StartEngine Primary, recently completed the process of registering as a broker-dealer with the SEC and became a member of FINRA. The registration process not only includes registering with the SEC, which we have completed, but also requires membership in a self-regulatory organization (in our case, we are a member of FINRA) and in the Securities Investor Protection Corporation (“SIPC”), compliance with state requirements and making sure that our associate persons satisfy all applicable qualification requirements.

SEC Requirements

Since StartEngine Primary became a broker-dealer, it is required to comply with extensive SEC regulations with respect to its conduct and the processing of transactions. These include requirements related to conduct, financial responsibility, and other requirements such as those that relate to communications, anti-money laundering (AML) and ongoing internal controls and governance. In addition, StartEngine Primary has been approved to operate an alternative trading system for secondary trading of securities. We have not yet launched our operations, but will also need to comply with extensive SEC regulations with respect to its conduct and the processing of transactions.

Conduct Requirements

In general, many of the rules that govern broker-dealers stem from antifraud provisions; these requirements are broad in scope and prohibit misstatements or misleading omissions of material facts, and fraudulent or manipulative acts and practices, in connection with the purchase or sale of securities. Specifically, the following rules apply:

•	Section 9(a) prohibits particular manipulative practices regarding securities registered on a national securities exchange.

•	Section 10(b) prohibits the use of "any manipulative or deceptive device or contrivance" in connection with the purchase or sale of any security.

•	Section 15(c)(1) prohibits broker-dealers from effecting transactions in, or inducing the purchase or sale of, any security by means of "any manipulative, deceptive or other fraudulent device" in over-the-counter markets

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•	Section 15(c)(2) prohibits a broker-dealer from making fictitious quotes in over-the-counter markets

In order to comply with the antifraud specific requirements include those related to:

•	fair dealing (e.g., a duty of fair dealing includes charging reasonable fees, promptness of executive orders, and disclosing specified material information as well as any conflict of interest);

•	best interests (e.g., a duty to act in the “best interests” of the retail customer, which includes certain disclosure and care obligation and compliance obligations as well as maintaining policies and procedures to minimize the effects, if any, of conflicts of interest);

•	execution (e.g., a duty of execution requires that based on the circumstances requirement to find the most favorable terms for a customer;

•	customer confirmation (e.g., at or before the completion of transaction certain information must be provided to customers, including specifics on the sale, the payment that the broker-dealer receives, etc.);

•	disclosure of credit terms;

•	restrictions on short sales;

•	trading during an offering; and

•	restrictions on insider trading.

Further, when StartEngine has an ATS that is operational, StartEngine Primary will be governed by the rules regulating broker-dealer trading systems. Regulation ATS includes provisions that govern the operations an ATS such as those that relate to fees charged, fair access to the trading system, system requirements (capacity, integrity and security), display of orders and capacity to execute those orders, recordkeeping and reporting, and establishing procedures including related to confidentiality of trading information, among other things.

Finally, broker-dealers are governed by requirements regulating employees and individuals associated with the broker-dealer.

Financial Responsibility Requirements

Financial responsibility and operations requirements include: net capital requirements, margin requirements, customer protection requirements (e.g., reserve account and segregation of customer assets), risk assessment requirements, financial reporting (including an independent audit), and recordkeeping requirements.

Other Requirements

Broker-dealers are subject to a host of other rules and requirements including: mandatory arbitration, submitting for SEC and FINRA examinations, maintain and reporting information on the broker-dealers affiliates (in our case, this includes the parent organization as well as the other subsidiaries), following electronic media and communication guidelines as well as maintaining an AML program.

FINRA Requirements

Since our subsidiary became a broker-dealer member of FINRA, our subsidiary has been subject to its supervisory authority and is required to comply with FINRA’s broker-dealer requirements. Some of those rules are also applicable to the company itself, as an entity associated with the broker-dealer. These requirements include many similar requirements to those of the SEC, and in many cases are broader in scope and provide more specificity. FINRA also has rules regarding conduct, compliance and codes of procedure. For instance, FINRA members must comply with NASD's Rules of Fair Practice, which broadly speaking requires broker-dealers to observe high standards of commercial honor and just and equitable principles of trade in conducting their business. There are also rules that relate to use of manipulative, deceptive or other fraudulent devices, suitability, payments to unregistered persons, know your customer, supervision of our employees and responsibilities related to associated persons, financial soundness, recordkeeping, maintaining procedures, arbitration for customer disputes, AML and submitting to ongoing supervision. We are also required to undertake due diligence investigations with respect to Regulation A and Regulation D offerings.

9

Liability

Under our arrangements that do not use the services of our broker-dealer subsidiary, Section 12(a)(2) of the Securities Act, which applies to Regulation A, imposes liability for misleading statements not only on the issuers of securities but also on “sellers,” which includes brokers involved in soliciting an offering. Rule 10b-5 under the Exchange Act generally imposes liability on persons who “make” statements. Currently, the information presented on our platform is drafted by the issuers themselves. Additional liability may arise from as-yet untested provisions such as Section 9(a)(4) of the Exchange Act, discussed above.

Broker-dealers are subject to heightened standards of liability. Not only do we have potential liability under Section 12(a)(2) but we also are subject to liability under Rule 10b-5. Broker-dealers may also be subject to liability for failure to comply with SEC and FINRA requirements, including claims that we can be held liable for the behavior of our agents (control person liability), claims regarding unsuitable recommendations, violations of margin rules, breach of contract, common law claims of fraud and various claims under state laws.

Regulation S

Regulation S provides that the registration requirements of the Securities Act do not apply to offers and sales of securities that occur outside the United States. Regulation S provides safe harbors that provide specific conditions for transactions so that the transactions will be deemed to occur outside the United States, including the imposition of “distribution compliance periods” during which securities may not be resold or transferred to “US persons”. The distribution compliance periods vary accordingly to whether the issuer of securities is a domestic or foreign company and whether or not the issuer’s securities are registered under the Exchange Act and subject to ongoing reporting obligations thereunder. The securities that we are most likely to host on our platform in Regulation S offerings are those of non-reporting US issuers, whose equity securities are subject to a one-year distribution compliance period, and whose non-equity securities are subject to a 40-day distribution compliance period. During the distribution compliance period, purchasers of the securities are required to certify that they are not US persons, and agree to resell only to non-US persons. Securities professionals are required to deliver confirmations to buyers of securities stating that these resale restrictions apply to the buyers. Disclosure of these restrictions are also required to be made in selling materials and on the securities themselves. “US persons” as defined in Regulation S, which includes natural persons resident in the United States, partnerships and companies organized under US law, estates and trusts of which administrators, executors or trustees are US persons, discretionary accounts held by a US fiduciary for US persons, non-discretionary accounts held for the benefit of US persons, and certain foreign partnerships and companies created by US persons. These conditions may require limiting access to campaign pages to non-U.S. based internet addresses.

Issuers that rely on Regulation S are still required to comply with the requirements of the jurisdiction in which their securities are sold.

Operation of ATSs

ATSs must be operated by registered broker-dealers and must submit for satisfactory review by the SEC the information required on Form ATS FINRA will also review the company’s Form ATS submission. Information contained in the Form ATS submission covers the operations of the ATS and a description of how the ATS will comply with the requirements of Regulation ATS, which includes details on the following:

•	how the system operates (e.g., details on how orders are entered and transactions are executed, reported, cleared and settled);

•	securities traded on the ATS; and

•	subscribers and authorized users as well as access to the ATS.

Other information required to be provided includes descriptions of the processes for verification of ownership and stock transfer; getting an issuer symbol; ATS system capacity, security and contingency planning and access to the ATS/cyber security. Further, the personnel involved in performing brokerage functions related to the ATS must be properly licensed with FINRA and appropriate state securities regulators.

Further, operating an ATS, means that we also need to ensure compliance with relevant state laws, referred to as blue sky requirements. While states are preempted from many facets of initial offerings (e.g., in Regulation A and Regulation CF), secondary offerings, the type that will occur on our ATS, are not pre-empted under state laws. Therefore, even though a security may be freely tradeable under federal laws, our ATS and issuers will need to comply with the blue sky requirements as well

10

Transfer Agent Regulations

As a registered transfer agent, we are required to comply with all applicable SEC rules, which predominantly includes the rules under Section 17A(c) of the Exchange Act. The requirements for transfer agents include:

•	minimum performance standards regarding tracking, recording and maintaining the official record of ownership of securities of a company and related recordkeeping and reporting rules;

•	timely and accurate creation of records for security holders; and

•	related safeguards and data security requirements for fraud prevention.

In addition, we must comply with various state corporate and securities laws as well as provisions of the Anti-Money Laundering (AML) regulations, Office of Foreign Assets Regulations (OFAC) and the Foreign Account Tax Compliance Act (FATCA).

Intellectual Property

We have a trademark for “StartEngine” in the United States. We do not own any patents; however, we have our own proprietary source code that we use in operating our platform. We also have a patent pending on the topic of peer to peer trading.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

THE COMPANY’S PROPERTY

We do not own any significant property. We have a service agreement for our office space at 8687 Melrose Ave, 7th Floor (Green Building), West Hollywood, CA 90069. Our service agreement expires on October 30, 2020, we are in the process of negotiating an early termination to that agreement.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

StartEngine Crowdfunding, Inc. was incorporated on March 19, 2014 in the State of Delaware. The company was originally incorporated as StartEngine Crowdsourcing, Inc., but changed to the current name on May 8, 2014. The company’s revenue- producing activities commenced in 2015 with the effectiveness of the amendments to Regulation A under the Securities Act adopted in response to Title IV of the JOBS Act. Operations expanded in 2016, as Regulation Crowdfunding, adopted in response to Title III of the JOBS Act, went into effect. On June 10, 2019, our subsidiary, StartEngine Primary LLC was approved for membership as a broker-dealer with FINRA.

For 2018 and the earlier part of 2019, our revenues for offerings made under Regulation A and Rule 506(c) of Regulation D were in the form of posting fees, as we were not permitted to collect transaction-based compensation. We generally allowed companies to use one of two fee schemes for posting Regulation A and Regulation D offerings — either a per investor payment or a flat monthly fee. When using the per investor structure, the fee per investor is $50 under Regulation A and $250 under Regulation D. When using the flat monthly fee, under both Regulation A and Regulation D, companies can pay a $20,000 to $30,000 monthly posting fee. For some transactions, flat fees can be negotiated on the basis of the expected investor volume. Since StartEngine Primary has been approved as a broker-dealer, as of June 2019, in lieu of the other fee arrangement, Regulation A and Regulation D offerings can be subject to a commission ranging between 4% and 7% and usually includes warrants to purchase shares of the company. The amount of commission is based on the risks and other factors associated with the offering.

In Regulation Crowdfunding offerings, our funding portal subsidiary is permitted to charge commissions to the companies that raise funds on our platform. We typically charge 6% to 10% under Regulation Crowdfunding offerings for our platform fees. In addition, we charge additional fees to allow investors to use credit cards. To date, these credit card fees mainly cover our credit card processing costs. We also generate revenue from services, which include a consulting package called StartEngine Premium priced from $5,000 to $10,000 to help companies who raise capital with Regulation Crowdfunding, digital advertising services branded under the name StartEngine Promote for an additional fee, as well as transfer agent services marketed as StartEngine Secure. We additionally charge a $1,000 fee for certain amendments we file on behalf of companies raising capital with Regulation Crowdfunding as well as fees to run the required bad actor checks for companies utilizing our services.

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2019 Compared to 2018

Results of Operations for 2019 Compared to 2018

The following summarizes the results of our operations in 2019 as compared to 2018:

	Year Ended December 31,
	2019	2018	$ Change

Revenues	$4,323,791	$4,682,528	$(358,737)
Cost of revenues	2,106,293	2,637,961	(531,668)

Gross profit	2,217,498	2,044,567	172,931

Operating expenses:
General and administrative	2,713,362	2,936,648	(223,286)
Sales and marketing	2,561,009	2,932,405	(371,396)
Research and development	749,630	751,233	(1,603)
Change in fair value of warrants received for fees	176,483	37,905	138,578
Impairment in value of shares received for fees	35,198	-	35,198
Total operating expenses	6,235,682	6,658,191	(422,509)

Operating loss	(4,018,184)	(4,613,624)	595,440

Other expense:
Other income, net	(18,397)	(30,605)	12,208
Total other expense	(18,397)	(30,605)	12,208

Loss before provision for income taxes	(3,999,787)	(4,583,019)	583,232

Provision for income taxes	13,167	17,070	(3,903)

Net loss	$(4,012,954)	$(4,600,089)	$587,135

Revenues

Our revenues in 2019 were $4,323,791, which represented a decrease of $358,737, or 8%, from the revenues in 2018. The following are the major components of our revenues in 2019 and 2018:

	2019	2018	$ Change
Regulation Crowdfunding platform fees	$2,593,015	$1,414,064	$1,178,951
Regulation A and Regulation D platform fees	447,792	481,470	(33,678)
StartEngine Premium	622,654	1,497,545	(874,891)
StartEngine Secure	159,201	75,133	84,068
StartEngine Promote	127,324	59,550	67,774
Events, sponsorships and licensing	11,000	671,687	(660,687)
Other service revenue	362,805	483,079	(120,274)

Total revenues	$4,323,791	$4,682,528	$(358,737)

The decrease in total revenues in 2019 as compared to 2018 is primarily due to the following:

•	Decrease in StartEngine Premium revenue of $874,891 due to a decrease in customers subscribing to the premium consulting package.
•	Decrease in events, sponsorship and licensing revenue of $660,687 due to discontinuing large investor summits.
•	Decrease in Regulation D platform fees as the 2018 Regulation D fees included fees related to a specific engagement, the tZERO initial coin offering, this decrease was offset by an increase in Regulation A platform fees related to an increase number of companies and a change in our fee structure since becoming a broker-dealer..
•	The above decreases were offset by an increase of $1,178,951 in Regulation Crowdfunding platform fees due to a higher aggregate amount raised by issuers in Regulation Crowdfunding offerings.

We believe the change in revenue mix is better for our company as we exit non-core revenue sources and focus on our core which is earning fees from raising capital.

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Cost of Revenues

Our cost of revenues in 2019 were $2,106,293, which represented a decrease of $531,668, or 20%, from the amounts in 2018. Overall, cost of revenues decreased due to the underlying decrease in the mix of revenues during 2019. The cost of revenues in 2019 decreased at a higher percentage than the corresponding percentage decrease in revenues primarily due to discontinuing large investor summits representing costs of $559,060. Accordingly, our gross profit percentage in 2019 amounted to 51%, which represented an improvement over the gross profit in 2018 of 44%. This margin improvement is due an increase of revenue from platform fees instead of lower margin revenue such as events.

Operating Expenses

Our total operating expenses in 2019 amounted to $6,235,682, which represented a decrease of $422,509, or 6%, from the expenses in 2018. The decrease in operating expenses is primarily due to a decrease in general and administrative expenses in 2019 resulting from a reduction in stock-based compensation costs, as well as a decrease in sales and marketing expenses in 2019 primarily related lower payroll costs due to lower average headcount during the year. The decreases in our general and administrative and sales and marketing expenses were partially offset by additional expense incurred related to the reduction in the fair value of warrants we receive as partial payment for our platform fees.

Other Income, Net

Other income, net in 2019 amounted to $18,397, which represented a decrease of $12,208 from the amount in 2018. The decrease in other income, net is due primarily to a decrease in the realized gains recorded from the sale of marketable securities during 2019.

Liquidity and Capital Resources

We do not currently have any outstanding loans or available credit facilities. As of December 31, 2019, we had cash of $2,200,337 and marketable securities of $309,684. To date, our activities have been funded from the sale of preferred stock, a Regulation A offering, and revenues generated from our operations.

We believe that with the funds from our regulation A offerings, we will have the capital available to sufficiently fund our operations until we begin to generate positive cash flows from operations. Depending on the amount raised in future equity offerings, we may need to raise additional funds, either in other securities offerings or from banks or other lenders. We do not currently have access to any line of credit or other sources of bank funding.

We currently have no material commitments for capital expenditures.

Cash Flows

As of December 31, 2019, we had cash of $2,200,337, as compared to $567,375 as of December 31, 2018. The following summarizes our cash flow activities for 2019 and 2018.

	2019	2018	$ Change
Net cash used in operating activities	$(2,758,779)	$(4,443,918)	$1,685,139
Net cash provided by investing activities	$1,025,100	$259,500	$765,600
Net cash provided by financing activities	$3,366,641	$3,797,194	$(430,553)

Cash used in operating activities was $2,758,779 in 2019, as compared to $4,443,918 in 2018. The lower cash used in operations was primarily due a lower net loss incurred in 2019 as compared to 2018, as well as an increase in accrued liabilities as of December 31, 2019 as compared to the previous year.

Cash provided by investing activities was $1,025,100 in 2019, as compared to $259,500 in 2018. During 2019, cash provided by investing activities consisted primarily of proceeds received from the sale of marketable securities of $1,043,000. During 2018, we had proceeds from the sale of marketable securities of $1,060,500, offset by amounts spent for the purchase of marketable securities of $801,000.

Cash provided by financing activities was $3,366,641 in 2019, as compared to $3,797,194 in 2018. In 2019, we had proceeds from the sale of common stock from our Regulation A offering of $3,647,948, along with proceeds from the sale of preferred stock of $339,922 and proceeds from the exercise of employee stock options of $24,986. These amounts were offset by payments relating to offering costs of $646,215. In 2018, we had proceeds from the sale of common stock of $3,376,588 from our Regulation A offering, proceeds of $500,000 from the sale of preferred stock, offset by payments relating to offering costs of $79,394.

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Trend Information

We are operating in a new industry and there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. For those reasons and because we are still in the infancy of these new regulations, we expect to continue to incur losses until such time that the volume of Regulation A and Regulation Crowdfunding offerings and the investments into those offerings generates sufficient revenues to cover our costs.

On June 10, 2019, our subsidiary, StartEngine Primary LLC was approved for membership as a broker-dealer with FINRA. In the second half of 2019, we experienced increased costs for payroll and training will increase relative to our revenue and we anticipate that in 2020 this trend will continue. In addition, in April 2020 we received approval to operate an alternative trading system (“ATS”). We intend to launch the ATS in the second half of 2020. We expect increased costs due to technology and operations related to the operation of our ATS. We anticipate operating the ATS will initially increase our overall expenses by $50,000 per month. Further, we anticipate receiving increased revenue related to offerings under Regulation A.

Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. Thus far, we have seen an increase in the amounts of investments through our crowdfunding platform and broker-dealer. Further, we are generally expecting customer demand to increase as access to traditional capital has decreased and companies are being forced to turn to alternative sources for capital, including crowdfunding. That said, depending on the overall length of the disruption and the severity of the impact on the financial markets this trend may be prove to temporary. The ultimate financial impact on us cannot be reasonably estimated at this time.

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ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of December 31, 2019, our directors, executive officers and significant employees were as follows:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:
Howard Marks	CEO	58	January 1, 2014, Indefinitely	Full-time
Johanna Cronin	Chief Marketing Officer	31	March 2014, Indefinitely	Full-time

Directors:
Howard Marks	Director	58	April 17, 2014, Indefinitely
Ronald Miller	Director and Chairman	57	April 17, 2014, Indefinitely

Significant Employees:
N/A

Howard Marks, Co-founder, CEO and Director

Howard Marks is one of our co-founders and has served as our CEO since January 1, 2017. From our founding in March 2014 until December 2016, Howard served as our Executive Chairman. Howard founded StartEngine, an unrelated entity, in November 2011 as a startup accelerator with the mission to help make Los Angeles a top tech entrepreneurial city. In March 2014, Howard and Ron Miller founded the company as an equity crowdfunding platform. Howard was the founder and CEO of Acclaim Games, a publisher of online games now part of The Walt Disney company. Before Acclaim, Howard was the Chairman of Activision Studios from 1991 until 1997. As a former Board Member and Executive Vice-President of video-game giant Activision, he and a partner took control in 1991 and turned the ailing company into the $20 billion market cap video game industry leader. As a games industry expert, Howard built one of the largest and most successful games studios in the industry, selling millions of games. Howard is the 2015 "Treasure of Los Angeles" recipient, awarded for his work to transform Los Angeles into a leading technology city. Howard is a member of Mayor Eric Garcetti's technology council. Howard has a Bachelor of Science in Computer Engineering from the University of Michigan. He is bilingual and is a triple national of the United States, United Kingdom, and France.

Ronald Miller, Co-founder and Executive Chairman

Ron Miller is the executive chairman and cofounder of StartEngine. Ron served as our CEO and a director since our founding in March 2014 until December 2016. On January 1, 2017, Ron became our executive chairman. He is also currently the founder of the Disability Group Inc., and has served as its CEO since 2004. When Howard and Ron initially met in the fall of 2013, they recognized that the JOBS Act represented the greatest advancement for entrepreneurship in a generation. From direct experience as entrepreneurs, they recognized that the key to bringing new technologies and innovations to market required capital that is not readily available. As a serial start-up entrepreneur, Ron immediately went into action to advocate for SEC rulemaking to give life to the JOBS Act, raise the initial capital and built a leadership team to drive the sales and market plan to help StartEngine establish a leadership place in the market.

Prior to StartEngine, Ron founded built and sold five companies through management buyouts, private equity, private investors, and public markets. He was also nominated as a four-time Inc. 500/5000 award recipient and was Ernst & Young entrepreneur of the year award finalist. As the executive chairman, Ron brings his deep experience as a leader and strategist to the company.

Johanna Cronin, Chief Marketing Officer

Johanna Cronin is the Chief Marketing Officer at StartEngine. She was the first employee and began working for StartEngine in 2014. Prior to that she served as an SEM analyst, managing paid media budgets and purchasing media placements for small businesses, for Dex Media, Inc. from March 2012 until March 2014. Johanna received her Bachelor of Arts from Northwestern University, where she was a psychology major with a Spanish minor.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2019, we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)(1)		Total compensation ($)
Howard Marks	Chief Executive Officer	$566,000	$0		$566,000
Johanna Cronin	Chief Marketing Officer	$230,700	$281,443	(2)	$512,143
John Shiple	Chief Technology Officer	$45,877	$0		$45,877

(1)	The executives also received medical and health benefits, generally available to all salaried employees.

(2)	Other compensation is limited to stock options; the Black-Scholes formula was used to determine the value of the options at the date of grant.

(3)	The employment of John Shiple with the company ended on March 20, 2019.

In 2019, neither of our two directors received compensation in their capacity as directors.

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ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The tables below show, as of March 11, 2020, the security ownership of the company’s directors, executive officers owning 10% or more of the company’s voting securities and other investors who own 10% or more of the company’s voting securities.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable		Percent of class (2)
Common Stock	Howard Marks (4)	3,440,000	200,000	(5)	41.3%

			1,488,364 Proxy Shares	(6)

			59,722 shares available under stock options	(7)
					51.4	%(3)
Common Stock	Miller Family Trust 1/2/96	2,580,000	200,000	(5)	30.9%
	(Ron Miller)				33.0	%(3)
			59,722 shares available under stock options	(7)

Common Stock	All executive officers and	6,020,000	400,000	(5)	72.2%
	directors as a group				78.3	%(3)
	(including Howard Marks and Ron Miller)		1,488,364 Proxy Shares	(6)

			437,220 shares available under stock options	(7)
Preferred Stock	Howard E. Marks Living Trust U/A Dtd 12/21/2001 (Howard Marks)	200,000			2.9%
Preferred Stock	Miller Family Trust 1/2/96 (Ron Miller)	200,000			2.9%
Preferred Stock	SE Agoura Investment LLC 333 South Grand Avenue Suite 1470 Los Angeles, CA 90071 (8)	3,201,024			46.1%

(1)	The address for all the executive officers and directors is c/o StartEngine Crowdfunding, Inc., 8687 Melrose Ave, 7th Floor (Green Building), West Hollywood, CA 90069.

(2)	Based on 8,337,932 shares of Common Stock, 6,947,574, shares of Preferred Stock outstanding.

(3)	This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

(4)	These shares are held by Howard E. Marks Living Trust U/A Dated 12/21/2001 (Howard Marks) and Marks Irrevocable Trust (Howard Marks).

(5)	Shares available through conversion of Preferred Stock.

(6)	The Proxy Shares are the 1,488,364 common shares sold in the Regulation A offerings and the current Regulation CF offering, that Mr. Marks as CEO, has voting control over pursuant to the subscription agreement governing that offering.

(7)	The options were granted under the 2015 Equity Incentive Plan.

(8)	SE Agoura Investment LLC is beneficially owned by Aubrey Chernick.

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ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

ITEM 6. OTHER INFORMATION

Not applicable.

19

ITEM 7. FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

StartEngine Crowdfunding, Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of StartEngine Crowdfunding, Inc. and subsidiaries (collectively the “Company”) which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StartEngine Crowdfunding, Inc. and subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ dbbmckennon

Newport Beach, CA

April 29, 2020

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STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2019	2018
Assets
Current assets:
Cash	$2,200,337	$567,375
Marketable securities	309,684	1,342,007
Accounts receivable, net of allowance	785,440	298,933
Deferred offering costs	-	30,000
Other current assets	423,499	405,964
Total current assets	3,718,960	2,644,279

Property and equipment, net	1,873	4,434
Investments - warrants	61,927	203,884
Investments - other	75,797	-
Intangible assets	20,000	20,000
Other assets	43,200	25,300
Total assets	$3,921,757	$2,897,897

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$53,810	$27,942
Accrued liabilities	847,510	167,664
Deferred revenue	471,388	345,418
Total current liabilities	1,372,708	541,024

Total liabilities	1,372,708	541,024

Commitments and contingencies (Note 5)

Stockholders' equity:
Series A Preferred Stock, par value $0.00001, 3,500,000 shares authorized, 3,254,261 issued and outstanding at December 31, 2019 and 2018	5,566,473	5,566,473
Series T Preferred Stock, par value $0.00001, 1,650,000 shares authorized, 143,313 and 100,000 shares issued and outstanding at December 31, 2019 and 2018, respectively	814,922	500,000
Series Seed Preferred Stock, par value $0.00001, 3,550,000 shares authorized, 3,550,000 and 3,500,000 shares issued and outstanding at December 31, 2019 and 2018, respectively	1,775,000	1,750,000
Common stock, par value $0.00001, 25,000,000 shares authorized, 8,005,471 and 7,430,310 shares issued and outstanding at December 31, 2019 and 2018, respectively	80	74
Additional paid-in capital	9,740,426	5,820,554
Subscription receivable	(59,672)	(5,002)
Accumulated other comprehensive loss	-	(34,537)
Accumulated deficit	(15,288,180)	(11,240,689)
Total stockholders' equity	2,549,049	2,356,873
Total liabilities and stockholders' equity	$3,921,757	$2,897,897

See accompanying notes to consolidated financial statements

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STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2019	2018

Revenues	$4,323,791	$4,682,528

Cost of revenues	2,106,293	2,637,961

Gross profit	2,217,498	2,044,567

Operating expenses:
General and administrative	2,713,362	2,936,648
Sales and marketing	2,561,009	2,932,405
Research and development	749,630	751,233
Change in fair value of warrants received for fees	176,483	37,905
Impairment in value of shares received for fees	35,198	-
Total operating expenses	6,235,682	6,658,191

Operating loss	(4,018,184)	(4,613,624)

Other expense:
Other income, net	(18,397)	(30,605)
Total other expense	(18,397)	(30,605)

Loss before provision for income taxes	(3,999,787)	(4,583,019)

Provision for income taxes	13,167	17,070

Net loss	$(4,012,954)	$(4,600,089)

Other comprehensive loss
Unrealized loss on available-for-sale investments	-	(406)
Total other comprehensive loss	$-	$(406)

Comprehensive loss	$(4,012,954)	$(4,600,495)

Weighted average loss per share - basic and diluted	$(0.52)	$(0.63)
Weighted average shares outstanding - basic and diluted	7,657,106	7,312,046

See accompanying notes to consolidated financial statements

22

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A Preferred Stock		Series T Preferred Stock		Series Seed Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balance at December 31, 2017	3,254,261	$5,566,473	-	$-	3,500,000	$1,750,000	6,754,501	$68	$1,638,426	$(105,267)	$(34,131)	$(6,640,600)	$2,174,969
Sale of common stock	-	-	-	-	-	-	675,809	6	3,276,317	100,265	-	-	3,376,588
Sale of preferred stock	-	-	100,000	500,000	-	-	-	-	-	-	-	-	500,000
Offering costs	-	-	-	-	-	-	-	-	(49,394)	-	-	-	(49,394)
Stock option compensation	-	-	-	-	-	-	-	-	955,205	-	-	-	955,205
Net loss	-	-	-	-	-	-	-	-	-	-	-	(4,600,089)	(4,600,089)
Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	(406)	-	(406)
Balance at December 31, 2018	3,254,261	$5,566,473	100,000	$500,000	3,500,000	$1,750,000	7,430,310	$74	$5,820,554	$(5,002)	$(34,537)	$(11,240,689)	$2,356,873
Adoption of ASU 2016-01	-	-	-	-	-	-	-	-	-	-	34,537	(34,537)	-
Sale of common stock	-	-	-	-	-	-	500,025	5	3,702,613	(54,670)	-	-	3,647,948
Sale of preferred stock	-	-	43,313	314,922	50,000	25,000	-	-	-	-	-	-	339,922
Offering costs	-	-	-	-	-	-	-	-	(676,215)	-	-	-	(676,215)
Exercise of stock options	-	-	-	-	-	-	75,136	1	24,985	-	-	-	24,986
Stock option compensation	-	-	-	-	-	-	-	-	868,489	-	-	-	868,489
Net loss	-	-	-	-	-	-	-	-	-	-	-	(4,012,954)	(4,012,954)
Balance at December 31, 2019	3,254,261	$5,566,473	143,313	$814,922	3,550,000	$1,775,000	8,005,471	$80	$9,740,426	$(59,672)	$-	$(15,288,180)	$2,549,049

See accompanying notes to consolidated financial statements

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STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2019	2018

Cash flows from operating activities:
Net loss	$(4,012,954)	$(4,600,089)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,561	2,571
Bad debt expense	170,738	145,341
Fair value of warrants received for fees	(34,526)	(40,665)
Fair value of investments - other received for fees	(110,995)	-
Change in fair value of warrant investments	176,483	37,905
Impairment of investments - other	35,198	-
(Gain) loss on available-for-sale securities	(10,676)	(35,721)
Stock-based compensation	868,489	955,205
Changes in operating assets and liabilities:
Accounts receivable	(657,245)	(285,174)
Other current assets	(17,535)	(382,429)
Accounts payable	25,868	(135,685)
Accrued liabilities	679,845	(231,170)
Deferred revenue	125,970	125,993
Net cash used in operating activities	(2,758,779)	(4,443,918)

Cash flows from investing activities:
Purchase of available-for-sale securities	-	(801,000)
Sale of available-for-sale securities	1,043,000	1,060,500
Deposits and other	(17,900)	-
Net cash provided by investing activities	1,025,100	259,500

Cash flows from financing activities:
Proceeds from sale of common stock	3,647,948	3,376,588
Proceeds from sale of preferred stock	339,922	500,000
Offering costs	(646,215)	(79,394)
Proceeds from exercise of employee stock options	24,986	-
Net cash provided by financing activities	3,366,641	3,797,194

(Decrease) increase in cash	1,632,962	(387,224)
Cash, beginning of year	567,375	954,599
Cash, end of year	$2,200,337	$567,375

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$13,167	$17,070

Non-cash investing and financing activities:
Unrealized loss on available-for-sale securities	$-	$(406)
Fair value of warrants received	$34,536	$40,665
Fair value of investments - other received	$110,995	$-

See accompanying notes to consolidated financial statements

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STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

StartEngine Crowdfunding, Inc. was formed on March 19, 2014 (“Inception”) in the State of Delaware. The Company was originally incorporated as StartEngine Crowdsourcing, Inc. and changed to the current name on May 8, 2014. The consolidated financial statements of StartEngine Crowdfunding, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in West Hollywood, California.

The Company aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Crowdfunding, Inc. operates under Title IV of the Jumpstart our Business Startups Act (“JOBS Act”), allowing private companies to advertise the sale of stock to both accredited and non-accredited investors. StartEngine Crowdfunding Inc. has wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, and StartEngine Primary LLC. StartEngine Capital LLC, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), operates under Title III of the JOBS Act. StartEngine Secure LLC is a transfer agent registered with the SEC. StartEngine Primary LLC was formed in October 2017 and received approval to operate as a registered broker-dealer in July 2019. It is still in the process of seeking approval to operate as an alternative trading system. The Company’s mission is to empower thousands of companies to raise capital and create significant amounts of jobs over the coming years.

Management Plans

The Company’s revenue producing activities commenced in 2015 with the approved start of Title IV of the JOBS Act, which created new rules for Regulation A, and increased in 2016 with the start of Regulation Crowdfunding under Title III of the JOBS Act. Because this is a new industry, there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. Because there is a level of uncertainty and because we are still in the early stages of these new regulations, the Company is expected to incur losses until such time that the volume of Regulation A and Regulation Crowdfunding campaigns and the investments in those campaigns is sufficient for revenues derived from those campaigns to cover our costs. These factors indicate there could be substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through its increasing revenues, current working capital, and the sale of equity through its current Regulation A offering. We, therefore, believe that any substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of StartEngine Crowdfunding, Inc.’s wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, and StartEngine Primary LLC. Significant intercompany balances and transactions have been eliminated in consolidation.

Financial Statement Reclassifications

Certain prior year accounts have been reclassified to conform with current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

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Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. The following are level 1, 2 and 3 assets.

Level 1

Investments: Marketable securities are made up of mutual funds and shares of common stock that are valued based on quoted prices in active markets

Level 2

Investments - warrants (public portfolio): Fair value measurements of warrants of publicly traded portfolio companies are valued based on the Black-Scholes option pricing model. The model uses the price of publicly traded companies (underlying stock price), stated strike prices, warrant expiration dates, the risk-free interest rate and market-observable volatility assumptions based on comparable public company.

Level 3

Investments - warrants (private portfolio): Fair value measurements of warrants of private portfolio companies are priced based on a modified Black-Scholes option pricing model to estimate the asset value by using stated strike prices, warrant expiration dates modified to account for estimates to actual life relative to stated expiration, risk-free interest rates, and volatility assumptions based on comparable public companies. Option volatility assumptions used in the modified Black-Scholes model are based on public companies who operate in similar industries as companies in our private company portfolio. For these warrants, the fair value of the underlying stock may be estimated based on recent raises or based on information received from the portfolio company. Certain adjustments may be applied as determined appropriate by management for lack of liquidity.

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Cash	$2,200,337	$-	$-	$2,200,337
Marketable securities
Mutual funds	306,632	-	-	306,632
Common stock equities	3,052	-	-	3,052
Investments - Warrants	-	-	61,927	61,927
	$2,510,021	$-	$61,927	$2,571,948

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The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Cash	$567,375	$-	$-	$567,375
Marketable securities
Mutual funds	1,332,225	-	-	1,332,225
Common stock equities	9,782	-	-	9,782
Investments - Warrants	-	-	203,884	203,884
	$1,909,382	$-	$203,884	$2,113,266

The following table presents additional information about transfers in and out of Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2019 and 2018:

Investments-
Warrants

Fair Value at December 31, 2017	$201,124
Receipt of warrants	40,665
Change in fair value of warrants	(37,905)
Fair Value at December 31, 2018	$203,884
Receipt of warrants	34,526
Change in fair value of warrants	(176,483)
Fair Value at December 31, 2019	$61,927

The following range of variables were used in valuing Level 3 assets during the year ended December 31, 2019 and 2018:

	2019	2018
Expected life (years)	1-2.5	1-10
Risk-free interest rate	1.7% -2.1%	2.4% - 2.7%
Expected volatility	30% - 101%	30% - 101%
Annual dividend yield	0%	0%

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts as of December 31, 2019 and 2018 was $817,749 and $72,723, respectively. Bad debt expense for the year ended December 31, 2019 and 2018 was $170,738 and $145,341, respectively.

Investment Securities

Marketable Securities

Our marketable securities consist of mutual funds and common stock equities that are tradable in an active market. Beginning on January 1, 2019 with the adoption of ASU 2016-01 (see Recent Accounting Pronouncements section below), unrealized gains and losses on available-for-sale securities, net of applicable taxes, are reported as a component of other income, net in the accompanying consolidated statements of operations. Previous to this, unrealized gains and losses on available-for-sale securities were reported as a component of accumulated other comprehensive income, which is a separate component of the Company’s stockholders' equity, until realized.

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Non-Marketable and Other Securities

Non-marketable and other securities include investments in non-public equities. Our accounting for investments in non-marketable and other securities depends on several factors, including the level of ownership, power to control and the legal structure of the subsidiary making the investment. As further described below, we base our accounting for such securities on: (i) fair value accounting, (ii) equity method accounting, and (iii) cost method accounting.

Investments - Warrants

In connection with negotiated platform fee agreements, we may obtain warrants giving us the right to acquire stock in companies undergoing Regulation A offerings. We hold these assets for prospective investment gains. We do not use them to hedge any economic risks nor do we use other derivative instruments to hedge economic risks stemming from these warrants.

We account for warrants in certain private and public (or publicly traded under the provisions of Regulation A) client companies as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815, Derivatives and Hedging. In general, the warrants entitle us to buy a specific number of shares of stock at a specific price within a specific time period. Certain warrants contain contingent provisions, which adjust the underlying number of shares or purchase price upon the occurrence of certain future events. Our warrant agreements typically contain net share settlement provisions, which permit us to receive at exercise a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a “cashless” exercise). These warrants are recorded at fair value and are classified as Investments - warrants on our consolidated balance sheet at the time they are obtained.

The grant date fair values of warrants received in connection with services performed are deemed to be revenue and recognized upon receipt.

Any changes in fair value from the grant date fair value of warrants will be recognized as increases or decreases to investments on our consolidated balance sheets and as a component of operating expenses on our consolidated statements of operations.

In the event of an exercise for shares, the basis or value in the securities is reclassified from Investment - warrants to marketable securities or non-marketable securities, as described below, on the consolidated balance sheet on the latter of the exercise date or corporate action date. The shares in public companies, or companies that trade over-the-counter as allowed by Regulation A, are classified as marketable securities (provided they do not have a significant restriction from sale). Changes in fair value of securities designated as marketable, after applicable taxes, are reported in other income, which is a separate component of stockholders' equity. The shares in private companies without an active trading market are classified as non-marketable securities. Typically, we account for these securities at cost less any impairment.

The fair value of the warrants portfolio is a critical accounting estimate and is reviewed semi-annually. We value our warrants using a modified Black-Scholes option pricing model, which incorporates the following significant inputs, in addition to certain adjustments for general lack of liquidity:

∙	An underlying asset value, which is estimated based on current information available in valuation reports, including any information regarding subsequent rounds of funding or performance of a company.

∙	Stated strike price, which can be adjusted for certain warrants upon the occurrence of subsequent funding rounds or other future events.

∙	Price volatility or risk associated with possible changes in the warrant price. The volatility assumption is based on historical price volatility of publicly traded companies within indices or companies similar in nature to the underlying client companies issuing the warrant.

∙	The expected remaining life of the warrants in each financial reporting period.

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∙	The risk-free interest rate is derived from the Treasury yield curve and is calculated based on the risk-free interest rates that correspond closest to the expected remaining life of the warrant on the date of assessment.

Investments - Other

In connection with negotiated platform fee agreements, the Company obtains shares of stock in its customers. As the stock received from customers have no readily determinable fair values, the Company accounts for this stock received using the cost method, less adjustments for impairment. During the year ended December 31, 2019 and 2018, the Company received stock with a cost of $110,995 and $0, respectively, as payment for fees. During the year ended December 31, 2019 and 2018, impairment expense related to shares received amounted to $35,198 and $0, respectively.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to five (5) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets

Intangible assets are amortized over their respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the liquidation and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

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Equity Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs of $676,215 and $49,394 for the Company’s equity offerings were charged to stockholders’ equity during the year ended December 31, 2019 and 2018, respectively.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers. ASC 606 introduces a new framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenues from Regulation A and Regulation D platform fees at an agreed-upon per-investor rate based on the number of new investors subscribed to an offering. Platform fees are paid to the Company from customers’ escrow accounts. For certain Regulation A offerings, the Company earns a portion of its platform fees in warrants and shares. The grant date fair values of shares and warrants received are recognized as revenue when earned. The Company’s performance obligations are satisfied as services are rendered through the duration of the campaign. Revenues from Regulation A and Regulation D platform fees were $447,792 and $481,470 for the years ended December 31, 2019 and 2018, respectively. These revenues include $34,526 and $40,665 for the years ended December 31, 2019 and 2018, respectively, related to the fair value of warrants received for fees. These revenues include $110,995 and $0 for the years ended December 31, 2019 and 2018, respectively, related to the fair value of shares of stock received for fees.

Revenues from Regulation Crowdfunding platform fees are recognized at an agreed-upon rate based on the amount invested in an offering. Platform fees are due upon the disbursement of funds from escrow and are paid to the Company from customers’ escrow accounts. The Company’s performance obligations are satisfied as services are rendered through the duration of the campaign. Revenues from Regulation Crowdfunding platform fees were $2,593,015 and $1,414,064 for the years ended December 31, 2019 and 2018, respectively. These revenues include $110,995 and $0 for the years ended December 31, 2019 and 2018, respectively, related to the fair value of shares of stock received for fees.

The Company provides marketing services branded under the name “StartEngine Premium” that are deferred over three (3) months based on the expected timeline over which services are to be rendered and the Company’s performance obligations are to be satisfied. The expected timeline over which services are to be rendered is an estimate significantly affecting the determination of the timing of revenue, and it is evaluated on a periodic basis. There have been no changes to the expected timeline during the years ended December 31, 2019 and 2018. Management reviews campaigns that are outstanding at year end and adjust for any campaigns that are outside of the normal timeline and defers revenues for these campaigns as deemed necessary. During 2018, payment for StartEngine Premium services are generally remitted by the customer upon commencement of services. On occasion, the Company may allow a customer to defer payment for services until the first disbursement from the customers’ offering, which became more common-place in 2019. Revenues from StartEngine Premium were $622,654 and $1,497,545 for the years ended December 31, 2019 and 2018, respectively.

The Company also provides transfer agent services branded under the name “StartEngine Secure” that are deferred over twelve (12) months based on the agreed-upon term for such services and the period over which the Company’s performance obligations are to be satisfied. Payment for StartEngine Secure services are generally paid via customers’ escrow accounts. Revenue from StartEngine Secure were $159,201 and $75,133 for the years ended December 31, 2019 and 2018, respectively.

During the year ended December 31, 2018, the Company introduced campaign advertising services branded under the name “StartEngine Promote.” The revenues are earned based on additional investments attributable to the campaign advertising services, and such revenues are recognized throughout the campaign. StartEngine Promote fees are due at the end of a campaign and are paid to the Company from customers’ escrow accounts. The Company’s performance obligations are satisfied as services are rendered. Revenues for StartEngine Promote were $127,324 and $59,550 for the year ended December 31, 2019 and 2018, respectively.

30

The Company hosts periodic events, such as summits, and recognizes revenues from ticket sales and sponsorships. Payments from event attendees and event sponsors received prior to each event are deferred and recognized in revenue once the event occurs. Revenues from events were $11,000 and $671,687 for the years ended December 31, 2019 and 2018, respectively.

The Company also provides other services for bundled professional services, which are recognized as such services are rendered. Revenues from other services were $362,805 and $483,079 for the years ended December 31, 2019 and 2018, respectively.

The Company’s contracts with customers generally have a term of one year or less. As of December 31, 2019 and 2018, the Company had deferred revenue of $471,388 and $345,418, respectively, related to performance obligations yet to be fulfilled. The Company had no other customer contract assets or liabilities.

The Company does not offer refunds for offerings that do not raise sufficient funds. From time to time, the Company provides refunds for StartEngine Premium services on a case-by-case basis, and such refunds have not been significant.

Cost of Revenues

Cost of revenues consists of internal employees, hosting fees, processing fees, and certain software subscription fees that are required to provide services to our issuers.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of non-capitalizable engineering fees for both employees and consultants related to our website and future product offerings, email and other tools that are utilized for client related services and outreach. During the year ended December 31, 2019 and 2018, research and development costs were $749,630 and $751,233, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Earnings per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. Options and convertible preferred stock which are common stock equivalents are not included in the diluted earnings per share calculation for the year ended December 31, 2019 or 2018 since their effect is anti-dilutive. See Note 6 for outstanding stock-options as of December 31, 2019 and 2018.

31

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

At times, the Company may have certain vendors or customers that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors or customers, and accordingly, the loss of any such vendors or customers would not have a significant impact on the Company’s operations.

Risks and Uncertainties

The Company’s operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements, including the consideration of costs and benefits. ASU 2018-13 will become effective for interim and annual reporting periods beginning on January 1, 2020. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty will be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments will be applied retrospectively to all periods presented upon their effective date. The Company is currently evaluating the impact of the adoption of ASU 2018-13 on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, which codifies the financial accounting and reporting guidance for certain equity investments in a new topic, ASC 321, Investments – Equity Securities. ASU 2016-01 changes accounting for equity investments, financial liabilities under the fair value option, and presentation and disclosure requirements for financial instruments. ASU 2016-01 does not apply to equity investments in consolidated subsidiaries or those accounted for under the equity method of accounting. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Equity investments with readily determinable fair values will be measured at fair value with changes in fair value recognized in net income.

Under the provisions of ASU 2016-01, the Company has elected to measure all of its equity investments without readily determinable fair values at cost adjusted for changes in observable prices minus impairment. Changes in measurement of equity investments without readily determinable fair values will be recognized in net income. Equity investments without readily determinable fair values are recorded within Investments – Other in non-current assets on the consolidated balance sheets. We have not elected the fair value option for financial liabilities with instrument-specific credit risk. Companies must assess valuation allowances for deferred tax assets related to available-for-sale debt securities in combination with their other deferred tax assets. ASU 2016-01 was effective for us on January 1, 2019 which required a cumulative effect adjustment to opening retained earnings to be recorded for equity investments with readily determinable fair values. As of the adoption date, we held publicly traded equity investments with a fair value of $1,342,007 in a net unrealized loss position of $34,537. We recorded a cumulative effect adjustment of $34,537 to decrease accumulated comprehensive with a corresponding decrease to retained earnings for the amount of unrealized losses as of the beginning of fiscal year 2019. The implementation of ASU 2016-01 is expected to increase volatility in our net income as the volatility previously recorded in other comprehensive income related to changes in the fair market value of available-for-sale equity investments will now be reflected in net income effective with the adoption date.

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The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – MARKETABLE SECURITIES AND INVESTMENTS

Marketable Securities

Marketable securities consisted of the following as of December 31, 2019 and 2018:

	December 31,	December 31,
	2019	2018
Mutual funds:
Tax-exempt bonds	$133,008	$124,513
Money market accounts	173,624	1,207,712
Common stock	3,052	9,782
	$309,684	$1,342,007

The Company had $1,547 and $406 in unrealized gains on mutual funds and common stocks held for the year ended December 31, 2019 and 2018, respectively.

Investments – Warrants

Equity warrants, as described in Note 2, are equity warrants received for services provided. The warrants are valued on the date they are earned in accordance with revenue recognition criteria. The change in value for the year ended December 31, 2019 and 2018 was a decrease of $176,483 and $37,905, respectively.

Investments – Other

Investments - other, as described in Note 2, consist of shares the Company holds in various companies that launched on its platform received in exchange for services provided. The shares are recorded at cost less any impairment.

NOTE 4 – PROPERTY AND EQUIPMENT

As of December 31, 2019 and 2018, property and equipment consisted of the following:

	December 31, 2019	December 31, 2018
Computer equipment	$6,744	$6,744
Software	3,654	3,654
Total property and equipment	10,398	10,398
Accumulated depreciation	(8,525)	(5,964)
	$1,873	$4,434

Depreciation expense for the year ended December 31, 2019 and 2018 was $2,561 and $2,571, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company maintains offices on a month-to-month lease. Total rent expense for the year ended December 31, 2019 and 2018 amounted to $332,101 and $308,676, respectively.

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NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

We have authorized the issuance of 8,700,000 shares of our preferred stock with par value of $0.00001. Of these authorized shares, 3,500,000 are designated as Series A Preferred Stock (“Series A”), 1,650,000 are designated as Series T Preferred Stock (“Series T”), and 3,550,000 are designated as Series Seed Preferred Stock (“Series Seed”).

Series A Preferred Stock

The Series A have liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series A shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series T in proportion to its respective liquidation preference. Holders of Series A will receive an amount equal to $1.7182 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as-converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $8.59 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Series T Preferred Stock

The Series T have liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series T shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series A in proportion to its respective liquidation preference. Holders of Series T will receive an amount equal to $8.80 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series T votes on an as-converted basis. The Series T is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series T is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $8.80 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series T has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

During the year ended December 31, 2019, the Company sold 43,313 shares of Series T Preferred Stock for $314,922. During the year ended December 31, 2018, the Company sold 100,000 shares of Series T Preferred Stock for $500,000.

Series Seed Preferred stock

The Series Seed have liquidation priority over the common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series Seed shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, after any payment made to Series A and Series T, but before any payment is made to the Company’s common stock, an amount equal to $0.50 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of Series A and Series T first, then ratably in proportion to the full preferential amounts for which they are entitled to the Series Seed. The Series Seed votes on an as-converted basis. The Series Seed is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series Seed is automatically converted into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, converts the offer and sale of common stock at an offering price of not less than $8.59 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series Seed has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

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Common Stock

We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.00001.

During the year ended December 31, 2019, the Company sold 500,025 shares of common stock through its Regulation A offering. The Company recognized gross proceeds of $3,702,613 and a subscription receivable of $54,670 related to the sale of these shares. In connection with the offering, the Company recognized offering costs of $676,215 during the year ended December 31, 2019.

Stock Options

In 2015, our Board of Directors adopted the StartEngine Crowdfunding, Inc. 2015 Equity Incentive Plan (the “2015 Plan”).  The 2015 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock.  Up to 2,030,000 shares of our common stock may be issued pursuant to awards granted under the 2015 Plan. The 2015 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company valued options granted under the 2015 Plan under ASC 718 using the Black-Scholes pricing model. The granted options have exercise prices ranging from $5.00 to $7.50, vest over four years and expire in ten years. The stock options granted during the year ended December 31, 2019 and 2018 were valued using the Black-Scholes pricing model as indicated below:

	2019	2018
Expected life (years)	6.1	6.1
Risk-free interest rate	1.6% - 2.5%	2.4% - 2.9%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

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A summary of the Company’s stock option activity and related information is as follows.

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
		Exercise	Life
	Options	Price	(Years)

Outstanding at January 1, 2018	675,000	$0.35	8.50
Granted	990,000	1.47
Forfeited/cancelled	(206,458)	1.03
Outstanding at December 31, 2018	1,458,542	$1.01	8.50
Granted	317,209	7.30
Exercised	(75,136)	0.33
Forfeited/cancelled	(355,615)	0.89
Outstanding at December 31, 2019	1,345,000	$2.56	7.77

Vested and expected to vest
at December 31, 2019	1,345,000	$2.56	7.77

Exercisable at December 31, 2019	670,000	$0.86	6.91

The weighted average grant date value of options granted during the year ended December 31, 2019 and 2018 were $3.67 and $4.02 per option, respectively. During the year ended December 31, 2019, two employees exercised their vested options upon separation from the Company to purchase 75,136 shares of common stock, and the Company received aggregate exercise proceeds of $24,986.

Stock option expense for the year ended December 31, 2019 and 2018 was $868,489 and $955,205, respectively, and are included within the consolidated statements of operations and comprehensive loss as follows:

	2019	2018
Cost of revenues	$95,048	$97,581
General and administrative	385,110	618,729
Sales and marketing	285,776	182,498
Research and development	102,555	56,397
	$868,489	$955,205

Unrecognized stock option expense as of December 31, 2019 amounted to $2,163,524, which the Company expects to recognize through November 2023 as follows: $956,280 in 2020, $789,468 in 2021, $330,818 in 2022, and $86,958 in 2023.

NOTE 7 – RELATED PARTY TRANSACTIONS

In March 2016, the Company entered into a three-year Platform Network Collaboration and Data Licensing Agreement (the “Platform Agreement”) with NextGen Crowdfunding, LLC, an entity affiliated with one of our significant preferred shareholders, SE Agoura Investment LLC, which is beneficially owned by Aubrey Chernick. The Platform Agreement calls for the Company to receive $75,000 per year to provide data and certain information to the entity for tracking crowdfunding statistics. The Company recognized licensing revenue during the year ended December 31, 2019 and 2018 of $12,500 and $75,000, respectively.

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From time to time, the Company advances funds to the Company’s Chief Executive Officer to cover significant expenses he pays on behalf of the Company. Those advances are netted against expense reimbursement claims provided. As of December 31, 2019 and 2018, the Company had prepayments of $0 and $231,304, respectively, included in other current assets related to these advances.

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31 2019 and 2018.

	2019	2018
Current tax provision:
Federal	$-	$-
State	13,167	17,070
Total	13,167	17,070

Deferred tax provision:
Federal	(2,803,661)	(2,147,263)
State	(981,842)	(743,927)
Total	(3,785,503)	(2,891,190)
Valuation allowance	3,785,503	2,891,190
Total provision for income taxes	$13,167	$17,070

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the year ended December 31, 2019 and 2018.

	2019	2018
Federal tax benefit at statutory rate	21.0%	21.0%
Permanent differences:
State taxes, net of federal benefit	5.7%	5.9%
Meals and entertainment	0.1%	-0.1%
Stock option compensation	-4.6%	-2.3%
Temporary differences:
Other temporary differences	0.0%	-2.1%
Change in valuation allowance	-22.4%	-22.0%
Total provision	0.2%	0.4%

The components of our deferred tax assets (liabilities for federal and state income taxes consisted of the following as of December 31, 2019 and 2018.

	2019	2018
Net operating loss carryforwards	$3,505,436	$2,814,330
Depreciation and amortization	950	447
Reserves and accruals	279,117	76,413
Valuation allowance	(3,785,503)	(2,891,190)
Net deferred tax asset	$-	$-

Based on federal tax returns filed or to be filed through December 31, 2019, the Company had approximately $12,350,000 in U.S. and $13,059,000 in state tax net operating loss carryforwards, which begin to expire in 2034. The Company files tax Federal and California state tax returns.

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NOTE 9 – SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Company sold an additional 631,744 shares of common stock for gross proceeds of $4,557,203. On January 21, 2020, the Company issued 10,000 shares of common stock for the exercise of stock options for proceeds of $7,920.

On March 10, 2020, the Company entered into an Endorsement and Services Agreement with a consultant to perform services in connection with the Company’s marketing and promotional campaigns. The agreement provides for an annual fee of $400,000 over a term of three years. In addition, the Company granted the consultant stock options to purchase 322,506 shares of the Company’s common stock at an exercise price of $7.50 per share. The options have a contractual life of 10 years and vest annually over a 3-year period.

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 29, 2020. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

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ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Fifth Amended and Restated Certificate of Incorporation (1)
2.2	Amended and Restated Bylaws (2)
3.1	Second Amended and Restated Investors’ Rights Agreement (3)
4.1	Form of Common Stock Subscription Agreement (4)
4.2	Form of Preferred Stock Subscription Agreement (5)
6.1	2015 Equity Incentive Plan (6)
6.2	Employment Agreement effective as of January 1, 2020 (Howard Marks) (7)
6.3	Observer Rights Agreement dated November 2, 2016 (Ronald Miller) (8)
8.	Escrow Services Agreement dated March 11, 2020 (9)

(1)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11177 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000110465920032597/tm2012060d1_ex2-1.htm)

(2)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11177 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000110465920032597/tm2012060d1_ex2-2.htm)

(3)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11177 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000110465920032597/tm2012060d1_ex3-1.htm)

(4)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10862 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000114420419008670/tv513688_ex4-1.htm)

(5)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10862 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000114420419008670/tv513688_ex4-2.htm)

(6)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11177 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000110465920032597/tm2012060d1_ex6-1.htm)

(7)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11177 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000110465920032597/tm2012060d1_ex6-2.htm)

(8)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11177 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000110465920032597/tm2012060d1_ex6-3.htm)

(9)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11177 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000110465920032597/tm2012060d1_ex8.htm)

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	StartEngine Crowdfunding, Inc.

Date: April 29, 2020	By:	/s/ Howard Marks
Howard Marks
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 29, 2020	By:	/s/ Howard Marks
Howard Marks
Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director

Date: April 29, 2020	By:	/s/ Ronald Miller
Ronald Miller
Director and Chairman

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